Head Office
First Floor
33 Scott Street
Waverley
Johannesburg
2090

P O Box 1970
Highlands North
2037
Tel: (011) 809-5500
Fax: (011) 809-5537

02 DEC 13 AM 9:41

METRO CASH AND CARRY LIMITED

Registration number 1946/021315/06

9 December 2002

Direct line: (011) 809 5516
Direct fax: (011) 809 5537
e-mail: pgishen@metro.co.za

BY COURIER

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington DC 20549
United States of America

02060583

SUPPL

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Dear Sirs

FILE NUMBER 82-4279 - RULE 12g3(b) EXEMPTION

In terms of paragraph (b)(1)(iii) of Rule 12g3-2(b), I enclose a copy of the announcement of interim results which appeared in the press on 6 December 2002, which document shall now be deemed "filed" with you or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully
METRO CASH AND CARRY LIMITED

P M GISHEN (MISS)
Group Company Secretary

dlw 12/18

File Number
82-4279

METRO CASH AND CARRY LIMITED

(Incorporated in the Republic of South Africa)
Registration number 1946/021315/06
Share code: MTC ISIN: ZAE000012688

- Turnover increases by 41%
- Operating income increases by 64%
- Cash generated from operating activities exceeds R600 million
- Headline earnings per share increases by 34%

INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 OCTOBER 2002

INCOME STATEMENT

	Reviewed Six months ended 31 October 2002 R'000	Reviewed Six months ended 31 October 2001 R'000	Audited Year ended 30 April 2002 R'000
Revenue	25 341 721	18 011 852	43 089 541
Cost of sales	(24 268 457)	(17 381 839)	(41 376 427)
Administration, human resource and information systems costs	(360 062)	(179 814)	(597 547)
Operating income before depreciation and interest paid	713 202	450 199	1 115 567
Depreciation of tangible and intangible assets	(152 115)	(107 058)	(225 842)
Operating income	561 087	343 141	889 725
Interest paid	(108 776)	(90 301)	(194 906)
Income before exceptional items and taxation	452 311	252 840	694 819
Exceptional items before taxation	43 061	225 487	183 021
Income before taxation	495 372	478 327	877 840
Taxation	(168 160)	(80 146)	(248 978)
Income after taxation	327 212	398 181	628 862
Income attributable to outside shareholders	(118 005)	(70 650)	(168 390)
Income attributable to ordinary shareholders	209 207	327 531	460 472
DETERMINATION OF HEADLINE EARNINGS			
Income attributable to ordinary shareholders	209 207	327 531	460 472
Carrying value of Zimbabwe operations written off	–	19 407	19 407
Profit on sale of investment in Israeli operations	–	(244 894)	(244 894)
Carrying value of Zambian operations written off	21 901	–	4 327
Surplus arising from allotment of shares by the Australian subsidiary	(64 962)	–	–
Adjustment arising from purchase by subsidiary of its preference shares and conversion of remainder to ordinary shares	–	–	38 139
Net loss on disposal of businesses and stores in subsidiaries	–	21 725	28 668
Amortisation of goodwill	19 986	11 662	36 325
Headline earnings	186 132	135 431	342 444
Ordinary shares in issue (000's)			
– total	1 741 855	1 685 846	1 707 762
– weighted average	1 736 225	1 685 846	1 693 151
Headline earnings per share (cents)	10.72	8.03	20.23
Attributable earnings per share (cents)	12.05	19.43	27.20

ABRIDGED BALANCE SHEET

	31 October 2002 R'000	31 October 2001 R'000	30 April 2002 R'000
ASSETS			
Non-current assets	2 383 440	1 914 622	2 231 685
Tangible assets	1 207 423	990 068	1 090 165
Intangible assets	878 912	582 409	835 722
Investments and loans	159 874	160 525	161 560
Deferred taxation	137 231	181 620	144 238
Current assets	8 616 579	7 009 392	7 612 781
Inventories	3 347 518	2 717 444	2 919 095
Accounts receivable	4 309 062	3 793 839	3 885 271
Bank balances and cash	959 999	498 109	808 415
Total assets	11 000 019	8 924 014	9 844 466
EQUITY AND LIABILITIES			
Shareholders' equity			
Capital and reserves	1 466 667	1 395 044	1 301 016
Outside shareholders' interest	757 590	307 064	442 465
Non-current liabilities	1 528 907	1 722 396	1 647 928
Deferred taxation	5 121	4 130	5 054
Interest bearing liabilities	1 523 786	1 718 266	1 642 874
Current liabilities	7 246 855	5 499 510	6 453 057
Non-interest bearing liabilities	6 916 082	4 961 559	5 929 292
Interest bearing liabilities	330 773	537 951	523 765
Total equity and liabilities	11 000 019	8 924 014	9 844 466
Capital expenditure			
Expended during the period	108 388	48 959	100 923
Committed or authorised	16 519	20 644	12 509
Contingent liabilities	26 285	42 263	26 870
Ordinary shares in issue (000's)	1 741 855	1 685 846	1 707 762
Net asset value per share (cents)	84.2	82.8	76.2

ABRIDGED CASH FLOW INFORMATION

	31 October 2002 R'000	31 October 2001 R'000	30 April 2002 R'000
Net cash flow from operations	712 571	401 145	1 071 017
Investment income	18 588	15 141	35 183
(Increase)/Reduction in working capital	(123 591)	104 722	(21 082)
Cash generated from operating activities	607 568	521 008	1 085 118
Finance costs	(108 776)	(90 301)	(194 906)
Taxation paid	(101 596)	(54 728)	(102 652)
Cash inflow from operations	397 196	375 979	787 560
Cash (utilised)/realised from investing activities	(126 459)	(90 024)	93 982
	270 737	285 955	881 542
Net cash inflow/(outflow) from financing activities	98 032	(354 098)	(644 605)
Net proceeds of share issues	224 227	14 190	33 924
Net proceeds from sale and lease-back of properties	112 800	–	–
Net repayment of interest bearing liabilities	(181 394)	(156 036)	(617 164)
Payments to outside shareholders	(57 601)	(212 252)	(61 365)
Increase/(Decrease) in cash and cash equivalents	358 769	(68 143)	236 937

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	31 October 2002 R'000	31 October 2001 R'000	30 April 2002 R'000
Balance at beginning of year (as previously reported)	1 301 016	1 088 930	1 088 930
Prior year adjustment for employee benefits	–	–	(116 512)
Restated balance at beginning of year	1 301 016	1 088 930	972 418
Issue of ordinary shares			
Non-cash	65 388	–	–
Share issue expenses	(354)	–	(170)
Capital reduction for odd-lot offer	(156)	–	–
Movements in distributable reserves			
Income attributable to ordinary shareholders	209 207	327 531	460 472
Movements in non-distributable reserves			
Foreign currency translation reserve	(128 434)	(21 417)	(122 261)
Disposal of joint venture	–	–	(9 443)
Balance at end of period	1 466 667	1 395 044	1 301 016

SEGMENTAL INFORMATION

	Australia Six months ended 31 October 2002 R'000	Australia Six months ended 31 October 2001 R'000	Southern Africa Six months ended 31 October 2002 R'000	Southern Africa Six months ended 31 October 2001 R'000	Africa Six months ended 31 October 2002 R'000	Africa Six months ended 31 October 2001 R'000	Corporate Six months ended 31 October 2002 R'000	Corporate Six months ended 31 October 2001 R'000	Total Six months ended 31 October 2002 R'000	Total Six months ended 31 October 2001 R'000	Total Year ended 30 April 2002 R'000
Sales to customers	17 406 133	11 451 167	6 581 590	5 372 813	1 335 310	1 172 731			25 323 133	17 999 711	43 054 358
Dividends received									4 682	5 311	5 949
Interest received									13 906	9 830	29 234
Total revenue									25 341 721	18 011 852	43 089 541
Segment result – continuing operations	387 277	237 693	147 733	94 616	47 362	47 532	(10 629)	(2 879)	571 743	376 962	842 597
Income from associated company	–	340							–	340	2 070
Amortisation of goodwill arising on consolidation	(12 715)	(10 516)					(11 847)	(2 440)	(24 562)	(12 956)	(43 222)
Loss – discontinued operations									–	(31 035)	(40 954)
Interest received									13 906	9 830	29 234
Interest paid									(108 776)	(90 301)	(194 906)
Exceptional items									43 061	225 487	183 021
Income before taxation									495 372	478 327	877 840
Total depreciation and amortisation	94 466	60 288	35 125	36 306	8 431	8 024	14 093	2 440	152 115	107 058	225 842

COMMENTS

TRADING

Against a backdrop of deteriorating world economic conditions, the threat of war in the Middle East and escalating terrorist activity around the globe, the Group has produced outstanding results for the six months to 31 October, with turnover totalling R25.3 billion, an increase of 41% over the R18 billion of the previous year. Offshore operations contributed 75% of the Group's turnover and 77% of operating income.

Earnings before interest, tax, depreciation and amortisation (EBITDA) for the period totalled R713 million, an increase of 58% over the previous year and income before exceptional items and taxation totalled R452.3 million, an increase of 79% on the previous year's R252.8 million. Headline earnings per share for the period increased by 34% to 10.7 cents.

Cash generated from operating activities exceeded R607 million, the Group's net cash resources increased by R369 million and foreign long term borrowings were reduced by a further A$35 million during the period. Short term expensive borrowings in South Africa have been replaced with more cost effective longer term borrowings to the extent of R120 million, in terms of a property sale and lease-back transaction concluded in October.

METCASH TRADING LIMITED, AUSTRALASIA

Australia has produced yet another outstanding set of results.

Turnover growth for the period, in Australian Dollars, was a creditable 21%, while earnings after taxation increased by 43%. The strength of this performance was again highlighted by the fact that cash generated from operations totalled A$88 million (R475 million). Turnover, when converted to Rands, totalled R17.4 billion, an increase of 52% over the R11.5 billion achieved in 2001. Trading results for the year have been converted to Rands at an average rate of A$1 = R5.40 (2001 – A$1 = R4.30).

All trading divisions reported increased turnover, earnings and strong cash flows, with IGA Distribution delivering a particularly good performance, boosted by the acquisition of new customers. This period witnessed the return to anticipated profitability levels of the Campbells Cash & Carry division.

The recently announced prospective acquisition in the Philippines is currently the subject of an extensive due diligence. In anticipation of a positive outcome, the Australian company successfully placed 18 million shares and raised A$38 million towards the purchase consideration. This transaction has resulted in a surplus of R65 million which is reflected as an exceptional item.

METCASH S.A. LIMITED

The strategic and rationalisation measures implemented last year have undoubtedly yielded the desired results that are clearly reflected in the exceptional performance of this business unit. Turnover for the period totalled R6.6 billion, an increase of 23% over the previous year. Operating income increased by 56% to total R148 million for the period. These results were achieved in a market that is the most competitive yet experienced in the industry.

The trading results of the Hong Kong operation were included within this business unit for the first time and contributed R248 million in turnover (2001 – R183 million) and R15 million in operating income (2001 – R11 million) for the period. The comparative figures have been adjusted accordingly.

All other divisions in this business unit performed well and reflected improved levels of profitability and stronger cash flows.

METCASH AFRICA (PROPRIETARY) LIMITED

Notwithstanding generally tough trading conditions experienced in the various African countries in which operations are conducted, this company has produced a solid set of results for the period.

Turnover totalled R1.3 billion, an increase of 14% over that of the previous year. Operating profit at R47 million for the period was the same as that for the previous year and was adversely affected by infrastructure set-up and new store costs in various countries, as well as the introduction of VAT in Botswana and the ongoing famine conditions in Malawi.

The Zimbabwe operation continues to trade exceptionally well despite the problems in that country and its results are only included to the extent of dividends received.

In view of the persistence of problems previously reported in relation to the Zambian operations and further deterioration in economic conditions in that country, the decision was taken to write off the full value of this operation. This is reflected as an exceptional item in the income statement.

ACCOUNTING POLICIES

This report is prepared on the historical cost basis in accordance with South African Statements of Generally Accepted Accounting Practice and the accounting policies are consistent with those applied in the last annual report.

COMPARATIVE FIGURES

The comparative figures at 31 October 2001 have been reflected as reported at that date and have not been adjusted for the AC116 prior year adjustment for employee benefits which was given effect to at 30 April 2002.

INTEREST PAID

The charge includes non-recurring interest of R18 million relating to prior year income tax assessments raised and paid during the period.

EXCEPTIONAL ITEMS

	Six months ended 31 October 2002 R'000	Six months ended 31 October 2001 R'000	Year ended 30 April 2002 R'000
Carrying value of Zimbabwe operations written off	–	(19 407)	(19 407)
Profit on sale of investment in Israeli operations	–	244 894	244 894
Carrying value of Zambian operations written off	(21 901)	–	(4 327)
Surplus arising from allotment of shares by the Australian subsidiary	64 962	–	–
Adjustment arising from purchase by subsidiary of its preference shares and conversion of remainder to ordinary shares	–	–	(38 139)
	43 061	225 487	183 021

BORROWING CAPACITY AND INTEREST BEARING DEBT

In terms of the relevant articles of association, the Group has unlimited borrowing powers.

Interest bearing debt comprises –

Non-current

A$157 million (R879 million) syndicated loan for the balance of the purchase price of the investment in Australia, bearing interest at approximately 7% per annum.

A$95 million (R532 million) in terms of a formal accounts receivable securitisation programme in the Australian subsidiary, bearing interest at approximately 5% per annum.

R113 million owing in relation to a formal sale and lease-back property transaction, payable over fifteen years and bearing interest at approximately 13% per annum.

Current

Current portion of securitised loan and fluctuating bank borrowings in various operations, bearing interest at prime overdraft rates or below.

HEADLINE EARNINGS

The calculation is based on 1 736 225 shares (2001 – 1 685 846 shares), being the weighted average number of shares in issue during the period under review.

PROSPECTS

The Group has made considerable progress in the six months under review and a solid foundation has been laid for the future. Trading in Africa is expected to remain difficult and the various economic and political uncertainties facing the international community are likely to have some impact. Despite these issues, the Board is confident that the Group's growth in headline earnings per share for the year will be in line with that of the first six months.

CAPITALISATION ISSUE

The Board has resolved to award capitalisation shares to shareholders recorded in the books of the company on 10 January 2003 in the ratio of 1.7 new fully paid ordinary shares for every 100 held.

The maximum number of capitalisation shares that will be issued is 29 611 529.

The salient dates are –

Last day to trade cum capitalisation issue	Friday, 3 January 2003
New shares listed	Monday, 6 January 2003
First date to trade ex capitalisation issue	Monday, 6 January 2003
Record date for capitalisation issue	Friday, 10 January 2003
Issue of new share certificates or shareholder account credited with CSDP or broker	Monday, 13 January 2003

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 6 January 2003, and Friday, 10 January 2003, both dates inclusive.

COMPLIANCE

This interim report complies in all material respects with the requirements of the Statement of Generally Accepted Accounting Practice AC127 (Interim Financial Reporting).

AUDIT REVIEW

The interim financial results have been reviewed by the Group's auditors, Ernst & Young. Their unqualified review opinion is available for inspection at the company's registered office.

On behalf of the Board

Dr F van Zyl Slabbert, *Chairman*
C S dos Santos, *Chief Executive*

5 December 2002

DIRECTORATE AND ADMINISTRATION

Directors: Dr F van Zyl Slabbert *(Chairman)**, C S dos Santos *(Chief Executive)*, J L Grainger, B J Hale, D Kashuv *(Israeli)*, B Joseph, L M Mathabathe, J R McAlpine*, H Mer, G H Pieterse*, A Reltzer, G B Rubenstein*, V D Rubin, S O Shonhiwa*, R D Taurog   **non-executive*

Group Company Secretary: P M Gishen *(Miss)*

Registered office: First Floor, 33 Scott Street, Waverley, Johannesburg 2090 (PO Box 1970, Highlands North 2037)

Transfer secretaries: Computershare Investor Services Limited, 70 Marshall Street, Johannesburg 2001 (PO Box 1053, Johannesburg 2000)

File Number
82-4279

METRO CASH AND CARRY LIMITED

(Incorporated in the Republic of South Africa)
Registration number 1946/021315/06
Share code: MTC ISIN: ZAE000012688

- Turnover increases by 41%
- Operating income increases by 64%
- Cash generated from operating activities exceeds R600 million
- Headline earnings per share increases by 34%

INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 OCTOBER 2002

INCOME STATEMENT

	Reviewed Six months ended 31 October 2002 R'000	Reviewed Six months ended 31 October 2001 R'000	Audited Year ended 30 April 2002 R'000
Revenue	25 341 721	18 011 852	43 089 541
Cost of sales	(24 268 457)	(17 381 839)	(41 376 427)
Administration, human resource and information systems costs	(360 062)	(179 814)	(597 547)
Operating income before depreciation and interest paid	713 202	450 199	1 115 567
Depreciation of tangible and intangible assets	(152 115)	(107 058)	(225 842)
Operating income	561 087	343 141	889 725
Interest paid	(108 776)	(90 301)	(194 906)
Income before exceptional items and taxation	452 311	252 840	694 819
Exceptional items before taxation	43 061	225 487	183 021
Income before taxation	495 372	478 327	877 840
Taxation	(168 160)	(80 146)	(248 978)
Income after taxation	327 212	398 181	628 862
Income attributable to outside shareholders	(118 005)	(70 650)	(168 390)
Income attributable to ordinary shareholders	209 207	327 531	460 472
DETERMINATION OF HEADLINE EARNINGS			
Income attributable to ordinary shareholders	209 207	327 531	460 472
Carrying value of Zimbabwe operations written off	–	19 407	19 407
Profit on sale of investment in Israeli operations	–	(244 894)	(244 894)
Carrying value of Zambian operations written off	21 901	–	4 327
Surplus arising from allotment of shares by the Australian subsidiary	(64 962)	–	–
Adjustment arising from purchase by subsidiary of its preference shares and conversion of remainder to ordinary shares	–	–	38 139
Net loss on disposal of businesses and stores in subsidiaries	–	21 725	28 668
Amortisation of goodwill	19 986	11 662	36 325
Headline earnings	186 132	135 431	342 444
Ordinary shares in issue (000's)			
– total	1 741 855	1 685 846	1 707 762
– weighted average	1 736 225	1 685 846	1 693 151
Headline earnings per share (cents)	10.72	8.03	20.23
Attributable earnings per share (cents)	12.05	19.43	27.20

ABRIDGED BALANCE SHEET

	31 October 2002 R'000	31 October 2001 R'000	30 April 2002 R'000
ASSETS			
Non-current assets	2 383 440	1 914 622	2 231 685
Tangible assets	1 207 423	990 068	1 090 165
Intangible assets	878 912	582 409	835 722
Investments and loans	159 874	160 525	161 560
Deferred taxation	137 231	181 620	144 238
Current assets	8 616 579	7 009 392	7 612 781
Inventories	3 347 518	2 717 444	2 919 095
Accounts receivable	4 309 062	3 793 839	3 885 271
Bank balances and cash	959 999	498 109	808 415
Total assets	11 000 019	8 924 014	9 844 466
EQUITY AND LIABILITIES			
Shareholders' equity			
Capital and reserves	1 466 667	1 395 044	1 301 016
Outside shareholders' interest	757 590	307 064	442 465
Non-current liabilities	1 528 907	1 722 396	1 647 928
Deferred taxation	5 121	4 130	5 054
Interest bearing liabilities	1 523 786	1 718 266	1 642 874
Current liabilities	7 246 855	5 499 510	6 453 057
Non-interest bearing liabilities	6 916 082	4 961 559	5 929 292
Interest bearing liabilities	330 773	537 951	523 765
Total equity and liabilities	11 000 019	8 924 014	9 844 466
Capital expenditure			
Expended during the period	108 388	48 959	100 923
Committed or authorised	16 519	20 644	12 509
Contingent liabilities	26 285	42 263	26 870
Ordinary shares in issue (000's)	1 741 855	1 685 846	1 707 762
Net asset value per share (cents)	84.2	82.8	76.2

ABRIDGED CASH FLOW INFORMATION

	31 October 2002 R'000	31 October 2001 R'000	30 April 2002 R'000
Net cash flow from operations	712 571	401 145	1 071 017
Investment income	18 588	15 141	35 183
(Increase)/Reduction in working capital	(123 591)	104 722	(21 082)
Cash generated from operating activities	607 568	521 008	1 085 118
Finance costs	(108 776)	(90 301)	(194 906)
Taxation paid	(101 596)	(54 728)	(102 652)
Cash inflow from operations	397 196	375 979	787 560
Cash (utilised)/realised from investing activities	(126 459)	(90 024)	93 982
	270 737	285 955	881 542
Net cash inflow/(outflow) from financing activities	98 032	(354 098)	(644 605)
Net proceeds of share issues	224 227	14 190	33 924
Net proceeds from sale and lease-back of properties	112 800	–	–
Net repayment of interest bearing liabilities	(181 394)	(156 036)	(617 164)
Payments to outside shareholders	(57 601)	(212 252)	(61 365)
Increase/(Decrease) in cash and cash equivalents	368 769	(68 143)	236 937

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	31 October 2002 R'000	31 October 2001 R'000	30 April 2002 R'000
Balance at beginning of year (as previously reported)	1 301 016	1 088 930	1 088 930
Prior year adjustment for employee benefits	–	–	(116 512)
Restated balance at beginning of year	1 301 016	1 088 930	972 418
Issue of ordinary shares			
Non-cash	85 388	–	–
Share issue expenses	(354)	–	(170)
Capital reduction for odd-lot offer	(156)	–	–
Movements in distributable reserves			
Income attributable to ordinary shareholders	209 207	327 531	460 472
Movements in non-distributable reserves			
Foreign currency translation reserve	(128 434)	(21 417)	(122 261)
Disposal of joint venture	–	–	(9 443)
Balance at end of period	1 466 667	1 395 044	1 301 016

SEGMENTAL INFORMATION

	Australia		Southern Africa		Africa		Corporate		Total		
	Six months ended 31 October 2002 R'000	Six months ended 31 October 2001 R'000	Six months ended 31 October 2002 R'000	Six months ended 31 October 2001 R'000	Six months ended 31 October 2002 R'000	Six months ended 31 October 2001 R'000	Six months ended 31 October 2002 R'000	Six months ended 31 October 2001 R'000	Six months ended 31 October 2002 R'000	Six months ended 31 October 2001 R'000	Year ended 30 April 2002 R'000
Sales to customers	17 406 133	11 451 167	6 581 690	5 372 813	1 335 310	1 172 731			25 323 133	17 996 711	43 054 358
Dividends received									4 682	5 311	5 949

Total revenue									**25 341 721**	18 011 852	43 089 541
Segment result – continuing operations	**387 277**	237 693	**147 733**	94 616	**47 362**	47 532	**(10 629)**	(2 879)	**571 743**	376 962	942 597
Income from associated company	**–**	340							**–**	340	2 070
Amortisation of goodwill arising on consolidation	**(12 715)**	(10 516)					**(11 847)**	(2 440)	**(24 562)**	(12 956)	(43 222)
Loss – discontinued operations									**–**	(31 035)	(40 954)
Interest received									**13 906**	9 830	29 234
Interest paid									**(108 776)**	(90 301)	(194 906)
Exceptional items									**43 061**	225 487	183 021
Income before taxation									**495 372**	478 327	877 840
Total depreciation and amortisation	**94 466**	60 288	**35 125**	36 306	**8 431**	8 024	**14 093**	2 440	**152 115**	107 058	225 842

COMMENTS

TRADING

Against a backdrop of deteriorating world economic conditions, the threat of war in the Middle East and escalating terrorist activity around the globe, the Group has produced outstanding results for the six months to 31 October, with turnover totalling R25.3 billion, an increase of 41% over the R18 billion of the previous year. Offshore operations contributed 75% of the Group's turnover and 77% of operating income.

Earnings before interest, tax, depreciation and amortisation (EBITDA) for the period totalled R713 million, an increase of 58% over the previous year and income before exceptional items and taxation totalled R452.3 million, an increase of 79% on the previous year's R252.8 million. Headline earnings per share for the period increased by 34% to 10.7 cents.

Cash generated from operating activities exceeded R607 million, the Group's net cash resources increased by R369 million and foreign long term borrowings were reduced by a further A$35 million during the period. Short term expensive borrowings in South Africa have been replaced with more cost effective longer term borrowings to the extent of R120 million, in terms of a property sale and lease-back transaction concluded in October.

METCASH TRADING LIMITED, AUSTRALASIA

Australia has produced yet another outstanding set of results.

Turnover growth for the period, in Australian Dollars, was a creditable 21%, while earnings after taxation increased by 43%. The strength of this performance was again highlighted by the fact that cash generated from operations totalled A$88 million (R475 million). Turnover, when converted to Rands, totalled R17.4 billion, an increase of 52% over the R11.5 billion achieved in 2001. Trading results for the year have been converted to Rands at an average rate of A$1 = R5.40 (2001 – A$1 = R4.30).

All trading divisions reported increased turnover, earnings and strong cash flows, with IGA Distribution delivering a particularly good performance, boosted by the acquisition of new customers. This period witnessed the return to anticipated profitability levels of the Campbells Cash & Carry division.

The recently announced prospective acquisition in the Philippines is currently the subject of an extensive due diligence. In anticipation of a positive outcome, the Australian company successfully placed 18 million shares and raised A$38 million towards the purchase consideration. This transaction has resulted in a surplus of R65 million which is reflected as an exceptional item.

METCASH S.A. LIMITED

The strategic and rationalisation measures implemented last year have undoubtedly yielded the desired results that are clearly reflected in the exceptional performance of this business unit. Turnover for the period totalled R6.6 billion, an increase of 23% over the previous year. Operating income increased by 56% to total R148 million for the period. These results were achieved in a market that is the most competitive yet experienced in the industry.

The trading results of the Hong Kong operation were included within this business unit for the first time and contributed R248 million in turnover (2001 – R183 million) and R15 million in operating income (2001 – R11 million) for the period. The comparative figures have been adjusted accordingly.

All other divisions in this business unit performed well and reflected improved levels of profitability and stronger cash flows.

METCASH AFRICA (PROPRIETARY) LIMITED

Notwithstanding generally tough trading conditions experienced in the various African countries in which operations are conducted, this company has produced a solid set of results for the period.

Turnover totalled R1.3 billion, an increase of 14% over that of the previous year. Operating profit at R47 million for the period was the same as that for the previous year and was adversely affected by infrastructure set-up and new store costs in various countries, as well as the introduction of VAT in Botswana and the ongoing famine conditions in Malawi.

The Zimbabwe operation continues to trade exceptionally well despite the problems in that country and its results are only included to the extent of dividends received.

In view of the persistence of problems previously reported in relation to the Zambian operations and further deterioration in economic conditions in that country, the decision was taken to write off the full value of this operation. This is reflected as an exceptional item in the income statement.

ACCOUNTING POLICIES

This report is prepared on the historical cost basis in accordance with South African Statements of Generally Accepted Accounting Practice and the accounting policies are consistent with those applied in the last annual report.

COMPARATIVE FIGURES

The comparative figures at 31 October 2001 have been reflected as reported at that date and have not been adjusted for the AC116 prior year adjustment for employee benefits which was given effect to at 30 April 2002.

INTEREST PAID

The charge includes non-recurring interest of R18 million relating to prior year income tax assessments raised and paid during the period.

EXCEPTIONAL ITEMS

	Six months ended 31 October 2002 R'000	Six months ended 31 October 2001 R'000	Year ended 30 April 2002 R'000
Carrying value of Zimbabwe operations written off	–	(19 407)	(19 407)
Profit on sale of investment in Israeli operations	–	244 894	244 894
Carrying value of Zambian operations written off	**(21 901)**	–	(4 327)
Surplus arising from allotment of shares by the Australian subsidiary	**64 962**	–	–
Adjustment arising from purchase by subsidiary of its preference shares and conversion of remainder to ordinary shares	**–**	–	(38 139)
	43 061	225 487	183 021

BORROWING CAPACITY AND INTEREST BEARING DEBT

In terms of the relevant articles of association, the Group has unlimited borrowing powers.

Interest bearing debt comprises –

Non-current

A$157 million (R879 million) syndicated loan for the balance of the purchase price of the investment in Australia, bearing interest at approximately 7% per annum.

A$95 million (R532 million) in terms of a formal accounts receivable securitisation programme in the Australian subsidiary, bearing interest at approximately 5% per annum.

R113 million owing in relation to a formal sale and lease-back property transaction, payable over fifteen years and bearing interest at approximately 13% per annum.

Current

Current portion of securitised loan and fluctuating bank borrowings in various operations, bearing interest at prime overdraft rates or below.

HEADLINE EARNINGS

The calculation is based on 1 736 225 shares (2001 – 1 685 846 shares), being the weighted average number of shares in issue during the period under review.

PROSPECTS

The Group has made considerable progress in the six months under review and a solid foundation has been laid for the future. Trading in Africa is expected to remain difficult and the various economic and political uncertainties facing the international community are likely to have some impact. Despite these issues, the Board is confident that the Group's growth in headline earnings per share for the year will be in line with that of the first six months.

CAPITALISATION ISSUE

The Board has resolved to award capitalisation shares to shareholders recorded in the books of the company on 10 January 2003 in the ratio of 1.7 new fully paid ordinary shares for every 100 held.

The maximum number of capitalisation shares that will be issued is 29 611 529.

The salient dates are –

Last day to trade cum capitalisation issue	Friday, 3 January 2003
New shares listed	Monday, 6 January 2003
First date to trade ex capitalisation issue	Monday, 6 January 2003
Record date for capitalisation issue	Friday, 10 January 2003
Issue of new share certificates or shareholder account credited with CSDP or broker	Monday, 13 January 2003

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 6 January 2003, and Friday, 10 January 2003, both dates inclusive.

COMPLIANCE

This interim report complies in all material respects with the requirements of the Statement of Generally Accepted Accounting Practice AC127 (Interim Financial Reporting).

AUDIT REVIEW

The interim financial results have been reviewed by the Group's auditors, Ernst & Young. Their unqualified review opinion is available for inspection at the company's registered office.

On behalf of the Board

Dr F van Zyl Slabbert
Chairman

C S dos Santos
Chief Executive

5 December 2002

DIRECTORATE AND ADMINISTRATION

Directors: Dr F van Zyl Slabbert *(Chairman)**, C S dos Santos *(Chief Executive)*, J L Grainger, B J Hale, D Kashuv *(Israeli)*, B Joseph, L M Mathabathe, J R McAlpine*, H Mer, G H Pieterse*, A Reitzer, G B Rubenstein*, V D Rubin, S O Shonhiwa*, R D Taurog *non-executive

Group Company Secretary: P M Gishen *(Miss)*

Registered office: First Floor, 33 Scott Street, Waverley, Johannesburg 2090 (PO Box 1970, Highlands North 2037)

Transfer secretaries: Computershare Investor Services Limited, 70 Marshall Street, Johannesburg 2001 (PO Box 1053, Johannesburg 2000)

motiv